FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of <u>December 2002</u>

<u>CDG Investments Inc.</u>
(Translation of registrant's name into English)

<u>#500, 926 - 5th Ave. S.W.</u>
<u>Calgary, Alberta T2P 0N7</u>
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F <u> X </u>   Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes <u>   </u>   No <u> X </u>

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


<u>CDG Investments Inc.</u>
(Registrant)


Date <u>February 19, 2003</u>   "Barbara O'Neill"
                                                        Barbara O'Neill, Secretary

Yes <u>   </u>   No <u> X </u>

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CDG Investments Inc.
Suite 500, 926-5th Avenue S.W.
Calgary, Alberta, T2P 0N7
Phone: (403) 233-7898 Fax: (403) 266-2606

NEWS RELEASE   **December 16, 2002**

News Release: 02-06   OTC Bulletin Board:
CDGEF

                                                                 20-F SEC Approved

For Further Information Contact: James Devonshire, President

The Corporation is pleased to announce that it has closed a non-brokered private placement in the form of Convertible Debentures (the "Debentures"), which have been placed to residents in Alberta, in the amount of $287,500, which will be used for working capital purposes. The Debentures shall bear interest at six percent (6%), are secured by the assets of the Corporation, and are due three years from the date of issue.

The holder of the Debenture shall have the option to convert some or all of the outstanding Debenture into Units at a price of $0.10 per Unit for the first two years from the date of issue and $0.11 per Unit for the third year from the date of issue. Each Unit consists of a common share and a share purchase warrant, giving the holder the option to convert the share purchase warrants into common shares of the Corporation at a price of $0.10 per common share if exercised in the first year from the date of issue of the Debenture; $0.11 per common share if exercised in the second year from the date of issue of the Debenture; $0.12 per common share for the third year from the date of issue of the Debenture; $0.13 per common share for the fourth year from the date of issue of the Debenture; and $0.14 per common share for the fifth year from the date of issue of the Debenture. The Share Purchase Warrants shall expire 2 years from the date of conversion of the Debenture.

If the Corporation's common shares are listed for trading on a recognized stock exchange, the Debenture shall be redeemable by the Corporation in whole or in part, after December 17, 2003 if the weighted average price for 30 consecutive trading days ended not more than five trading days preceding the date on which such notice of redemption was given, was at least 125% of the Conversion Price in effect on the date on which such notice is given, and provided that the total volume of shares traded on all stock exchanges on which the shares are traded is not less than 250,000 in the aforementioned 30 trading days; and at a price equal to the principal amount thereof, together with accrued and unpaid interest thereon to the date specified for redemption.

"James Devonshire"

James Devonshire
President
